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                             October 19, 2022

       Shannon Okinaka
       Executive Vice President, Chief Financial Officer and Treasurer Hawaiian Holdings Inc.
       3375 Koapaka Street, Suite G-350
       Honolulu, HI 96819

                                                        Re: Hawaiian Holdings
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 30, 2022
                                                            File No. 001-31443

       Dear Shannon Okinaka:

              We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 6, 2022 letter.

       Response dated September 30, 2022

       Risk Factors, page 11

   1. Your response to prior comment 1 identifies risks related to climate change technological changes and
investments, but does not appear to explain your basis for concluding that these are not material
risks. Please further explain your materiality conclusion to us or revise to provide
disclosure regarding the risks noted in your response.
              Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.
 Shannon Okinaka
Hawaiian Holdings Inc.
October 19, 2022
Page 2

                                      Sincerely,
FirstName LastNameShannon Okinaka
                                      Division of Corporation Finance
Comapany NameHawaiian Holdings Inc.
                                      Office of Energy & Transportation
October 19, 2022 Page 2
cc:       Tony Jeffries
FirstName LastName